Exhibit 99.1

Canadian Solar’s Subsidiary CSI Solar Plans to Build Approximately 50,000 Tons of High-Purity Polysilicon of Annual Capacity in Qinghai, China

GUELPH, Ontario, August 10, 2022 – Canadian Solar Inc. (the “Company” or “Canadian Solar”) (NASDAQ: CSIQ) today announced that a wholly-owned subsidiary of its majority-owned subsidiary CSI Solar Co., Ltd. (“CSI Solar”) has entered into an investment agreement (the “Agreement”) with the municipal government of Haidong City in Qinghai Province. Under the Agreement, CSI Solar plans to build a facility with an annual capacity of approximately 50,000 tons of high-purity polysilicon later in 2022, as the initial project in an effort to build a solar manufacturing industrial park in Haidong. The facility is expected to commence production in mid-2024.

Subject to market conditions and approvals from its board of directors, CSI Solar may also build other manufacturing facilities, including ingots, wafers, cells, modules and other auxiliary materials, in the Haidong solar manufacturing industrial park.

Dr. Shawn Qu, Chairman and CEO of Canadian Solar, commented, “We are pleased to further increase the level of vertical integration of our manufacturing capacity by adding polysilicon production capabilities. This will help us better control costs, technology and product quality, and thereby further improve our pricing power and margins. Furthermore, approximately 90% of Qinghai’s installed power capacity is clean energy. Having our solar manufacturing facilities located in Qinghai will help us meaningfully reduce the carbon footprint of our products, especially considering the high energy consumption for manufacturing polysilicon.”

About Canadian Solar Inc.
Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 21 years, Canadian Solar has successfully delivered around 71 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built and connected over 6.6 GWp in over 20 countries across the world. Currently, the Company has around 800 MWp of solar projects in operation, 5.3 GWp of projects under construction or in backlog (late-stage), and an additional 18.5 GWp of projects in pipeline (mid- to early-stage). Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements
Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar and battery storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; supply chain disruptions; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets, such as Japan, the U.S., China, Brazil and India; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance (“ESG”) requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; uncertainties related to the CSI Solar carve-out listing; litigation and other risks as described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 28, 2022. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.